

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2013

<u>Via E-Mail</u>
Daryl J. Carlough
Interim Chief Financial Officer
Gain Capital Holdings, Inc.
135 Route 202/206
Bedminster, New Jersey 07921

> **Re:** **Gain Capital Holdings, Inc.**
> **Form 10-K**
> **Filed March 15, 2012**
> **File No. 001-35008**

Dear Mr. Carlough:

We have reviewed your response letter dated January 10, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the quarterly period ended September 30, 2012</u>

<u>Financial Statements</u>

<u>Notes to Condensed Consolidated Financial Statements</u>

<u>Note 1. Description of Business and Basis of Presentation</u>

<u>Basis of Presentation and Principles of Consolidation, page 7</u>

1) We have reviewed the supplemental information provided in your response to prior comment one from our letter dated December 11, 2012. We are unable to agree with your determination that the adjustments made by the Company were not material. In your upcoming Form 10-K for the year ended December 31, 2012 and subsequent Form 10-Qs, please include disclosures in accordance with paragraph 7 of ASC 250-10-50 and

mark the applicable financial statements as restated. The restatement disclosures should also address the amounts in Accrued expenses and other liabilities that were reclassified from Cash provided by operating activities into Cash used for financing activities. The audit opinion should reference the restatement. Additionally, please file an Item 4.02 Form 8-K.

2) Consistent with our position described in comment one above, please reassess your disclosure controls and procedures and your internal control over financial reporting and provide us your conclusions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka at (202) 551-3856 or me at (202) 551-3295 if you have questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant